Smith & Nephew plc 15 Adam Street London WC2N 6LA England	T 44 (0) 207 401 7646 F 44 (0) 207 960 2350 www.smith-nephew.com

Ms. Lynn Dicker
Reviewing Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 24, 2013

Dear Ms. Dicker

Smith & Nephew plc
Comment Letter Dated June 14, 2013
Form 20-F for the fiscal year ended December 31, 2012
Filed February 28, 2013
File No. 001-14978

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 14, 2013 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “2012 20-F”) of Smith & Nephew plc (the “Company”).  The “Group” refers to the Company and its consolidated subsidiaries.

For your convenience, we have duplicated the comment set forth in the Comment Letter in italics and have provided responses to the Staff’s comment as set forth in the Comment Letter.

Form 20-F for the Year Ended December 31, 2012

Note 18 – Provisions and Contingencies, page 121

1.
We note from your disclosures on page 52 that you expect to incur expenses related to hip implants.  Please explain to us the nature of the costs you expect to incur, including how you plan to account for such costs.  Additionally please tell us how you consider the guidance set forth in paragraph of 86 of IFRS 37 in this matter.

The Group respectfully acknowledges the comment of the Staff and responds as follows.

The recognition of provisions and disclosure of contingencies involves a significant degree of subjectivity at any specific point in time.  Accordingly, the position with regard to provisions and contingencies is reviewed regularly and amounts or disclosure updated where necessary to reflect developments in these items.

The Group’s disclosure on page 52 states that it expects to incur expenses to defend claims in the area of metal-on-metal bearing surfaces.  The nature of the expected costs referred to in this disclosure is primarily related to external legal fees which are outside the scope of IAS 37.  External legal fees are accounted for on an accrual basis as the costs are incurred.

Paragraph 86 of IAS 37 requires a company to disclose specific information with regard to a material contingent liability.

The Group continued to assess the potential liability with regard to metal-on-metal bearing systems through to the filing of its 2012 20-F on 28 February 2013.  The Group’s assessment at this date was that it expected to incur future settlement costs.  However, it believed there was only a remote possibility there would be material outflow.

Paragraph 86 of IAS 37 does not require disclosure for a contingent liability at the end of the reporting period where the possibility of a material outflow is considered remote.

In addition, the Company acknowledges that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

(iii)	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

/s/ Neil Taylor

Neil Taylor

Group Financial Controller

Registered No. 324357 in England and Wales at 15 Adam Street, London WC2N 6LA, England.